EX-99.(d)(7)

Asset Allocation Portfolios

Annex A

Goldman Sachs Asset Management, L.P. will provide the services provided for in the attached Management Agreement with respect to the following Funds:

Annual Rate
Goldman Sachs Balanced Strategy Portfolio	0.35%
Goldman Sachs Growth and Income Strategy Portfolio	0.35%
Goldman Sachs Growth Strategy Portfolio	0.35%
Goldman Sachs Equity Growth Strategy Portfolio	0.35%
Goldman Sachs Income Strategies Portfolio	0.12%
Goldman Sachs Satellite Strategies Portfolio	0.12%
Goldman Sachs Tax-Advantaged Global Equity Portfolio	0.15%
Goldman Sachs Enhanced Dividend Global Equity Portfolio	0.15%
Goldman Sachs Taxable Satellite Portfolio	0.15%
Goldman Sachs Retirement Strategy 2010 Portfolio	0.15%
Goldman Sachs Retirement Strategy 2015 Portfolio	0.15%
Goldman Sachs Retirement Strategy 2020 Portfolio	0.15%
Goldman Sachs Retirement Strategy 2030 Portfolio	0.15%
Goldman Sachs Retirement Strategy 2040 Portfolio	0.15%
Goldman Sachs Retirement Strategy 2050 Portfolio	0.15%

For the services provided to the Funds under the Management Agreement to Goldman Sachs Asset Management, L.P. will be entitled to receive a fee, with respect to each Fund, equal to the percentage of a Fund’s average daily net assets as indicated above. The Registrant understands that Goldman Sachs Asset Management and its affiliates may receive compensation, inter alia, from the Funds for other, non-management services, and from investment companies in which the Funds invest for services provided to such companies.

*	Pursuant to a Fee Reduction Commitment dated April 29, 2005 that is part of this Management Agreement, the fee has been reduced to an annual rate of 0.15% of the Portfolio’s average daily net assets.

Dated: September 25, 2007	GOLDMAN SACHS TRUST

	By:	/s/ Kaysie Uniacke
Name: Kaysie Uniacke
Title: President of the Registrant

GOLDMAN SACHS ASSET MANAGEMENT, L.P. a division of Goldman, Sachs & Co.

By:	/s/ Peter Bonanno
Name: Peter Bonanno
Title: Managing Director